December 9, 2009

VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Jim O'Connor (202) 551-6943

RE:

Aviemore Funds
(the “Registrant”)
File No. 333-112044; 811-21489

Dear Mr. O'Connor:

On behalf of the Registrant, this letter responds to the comments you provided by telephone on November 16, 2009, with respect to Post-Effective Amendment No. 9 to the Registration Statement, filed on October 2, 2009 with regard to the ETF Global Opportunity Fund (the "Fund") Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1:

Please clarify the name of the fund so that it is clear that the Fund is not an Exchange Traded Fund (“ETF”).

Response 1:

We have reviewed and discussed the name of the Fund and believe it is appropriate.    The Fund is a new series of the Registrant.  The other series is named The ETF Market Opportunity Fund.  To date, there has been no shareholder confusion between that fund and an ETF.  Furthermore, to require the Registrant to change the name of the Fund to something other than the proposed name would diminish the name recognition that has been established by the Registrant.  Additionally, we do not believe that investors will be confused since the Fund will not trade inter day like an ETF, cannot be bought unless selected from a mutual fund platform or direct via application, and will have a five letter symbol like other open end mutual funds.  In much the same way shareholders understand that a "bond fund" is a mutual fund that invests in bonds, we believe that shareholders understand that the ETF Global Opportunity Fund will invest in ETFs.  However, to clear up any potential confusion we are adding the phrase “The ETF Global Opportunity Fund is an open end mutual fund that invests in Exchange Traded Funds.” on the prospectus cover.

Comment 2:  In "The Investment Selection Process Used by the Fund" section, please change the word “primarily” to “substantially all” to reflect that under normal market conditions the Fund invests at least 80% of net assets in exchange traded funds.

Response 2:  The Registrant has opted to maintain the current language in the prospectus.  Because the Fund has the ability to invest directly in other securities, to say that the Fund would be "substantially" invested in ETFs could be misleading.  Because the terms "primarily" and "substantially" may be ambiguous to shareholders, the Registrant believes using the word "primarily" and quantifying that to mean normally 80% of the Fund's assets provides the cleanest disclosure.

Comment 3:  In "The Principal Risks of Investing in the Fund" section, please move “Risks of Exchange Traded Funds” to the first risk disclosure.

Response 3:  In "The Principal Risks of Investing in the Fund" section, we have moved “Risks of Exchange Traded Funds” to the first risk disclosure.

Comment 4:  In "The Principal Risks of Investing in the Fund" section, please modify the “Risks of Exchange Traded Funds” to clarify that ETFs are purchased at market prices which may not correlate to the net asset values of the ETFs.

Response 4:  In "The Principal Risks of Investing in the Fund" section, we have modified the “Risks of Exchange Traded Funds” to clarify that ETFs are purchased at market prices which may not correlate to the Net Asset Values of the ETFs.

“In addition, the market price of the ETF may be purchased at a discount or premium to the net asset value of the ETF, and therefore the performance of an ETF may not completely replicate the ETF's NAV.”

Comment 5:  In the "Principal Risks of Investing in the Fund" section, under the heading "Portfolio Turnover", add disclosure that based on the Fund's high portfolio turnover rate, shareholders may receive distributions, which for taxable accounts, will likely be taxed as short-term capital gains at ordinary income tax rates.

Response 5:

Based on your comments, the following additional disclosure has been added to the Portfolio Turnover risk paragraph (new disclosure in bold):

Portfolio Turnover

The Fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%.  A portfolio turnover rate of 100% is equivalent to a fund buying and selling all of the securities in its portfolio once during the course of a year.  How long the Fund holds a security in its portfolio is generally not a factor in making buy and sell decisions.  Increased portfolio turnover may cause the Fund to incur higher brokerage costs, which may adversely affect the Fund's performance, and may produce increased taxable distributions.  The distributions will likely be taxable as short-term capital gains, which are taxed at ordinary income taxation rates rather than at the currently lower long-term capital gains taxation rates.

Comment 6:  You asked the question in the “Who Should Consider Investing” section if  “• You are seeking long-term growth of capital – at least five years.” was accurate.

Comment 6:  Management believes that this is an accurate statement.  Although the portfolio manager may buy and sell ETFs creating high turnover in the the Fund, the Fund is not meant to be a short-term trading vehicle for investors that buy the Fund.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (619) 588-9700 if you should require any further information.

Sincerely,

/s/ Jeff Provence

Jeff Provence